EXHIBIT 99.1

UP Fintech Holding Limited Reports Unaudited Second Quarter 2026 Financial Results

Singapore, August 26, 2026 – UP Fintech Holding Limited (NASDAQ: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global investors, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Mr. Wu Tianhua, Chairman and CEO of UP Fintech stated: “In the second quarter, we saw substantial improvement in both commission income and interest related income compared with both the prior quarter and the same quarter of last year. Our total revenue for the second quarter reached US$182.3 million, hitting an all-time high and representing a sequential increase of 17.7% and a year-over-year growth of 31.4%. Income from operations for the second quarter reached US$56.8 million, representing a quarter-over-quarter increase of 19.5% and year-over-year growth of 12.6%. GAAP and non-GAAP net income attributable to UP Fintech reached US$39.4 million and US$42.8 million respectively, versus the GAAP and non-GAAP net losses of US$26.9 million and US$23.8 million in the prior quarter.

In the second quarter, we added 32,600 new funded clients, the great majority of which came from Singapore and Hong Kong markets. Our total funded accounts reached 1,315,400 at quarter end, representing a 10.3% year-over-year increase. We continued to generate solid net asset inflows from overseas retail users, which amounted to over $1.5 billion in the second quarter. Fueled by mark-to-market gains, total client assets stood at US$60.7 billion at the end of the second quarter, reflecting a 3.1% quarter-over-quarter increase and a 16.7% year-over-year growth. Client assets across all of our overseas markets posted quarter-over-quarter growth. In the Hong Kong market, we rolled out more offline client-acquisition initiatives and expanded branding exposure, driving local client assets up by nearly 30% quarter-over-quarter. Client assets in the Australia-New Zealand market and the U.S. market grew by more than 30% and nearly 50% quarter-over-quarter, respectively. This demonstrates that thanks to the diversified development of our core businesses and continued execution of our internationalization strategy, we have earned sustained trust and recognition from both new and existing users across all the markets we entered.

We continued to iterate localized functions and upgrade our product ecosystem to deliver a more streamlined and user-centric trading experience in the second quarter. For the Singapore market, we further enhanced localized trading capabilities by launching fractional share trading for Singapore-listed stocks and REITs. The initiative effectively lowered market entry barriers, making local investment more accessible and friendly to novice investors. Furthermore, to streamline users’ compliance procedures and reduce tax declaration complexities, we rolled out a dedicated tax reporting tool under our Hong Kong, Singapore and New Zealand regulatory licenses. The upgraded tool optimizes the end-to-end tax filing experience, enabling users to directly view and download annual tax reference documents via our mobile app and official website personal center. It comprehensively covers key tax data including trading profits and losses, dividend income, as well as interest and coupon earnings. Additionally, we launched “Cboe” index options trading in Hong Kong, and hosted a dedicated launch event for TigerX Cboe index options alongside a series of investor education initiatives, further enriching the range of trading products available to local investors.

Our corporate business continued to perform well in the second quarter of 2026. We underwrote 14 Hong Kong IPOs, including “CloudNavi” and “DeepZero”. We also participated in the distribution of four U.S. IPOs, among which were “DSOCHE” and “Micware”. Our ESOP business delivered steady growth during the quarter. We added 50 new ESOP clients in the second quarter, bringing our aggregate ESOP client served to 840 as of June 30, 2026.

To date, we have repurchased approximately US$5 million worth of our American Depositary Shares (“ADSs”), which represent the Company’s Class A ordinary shares. These buyback activities fall under the 12-month share repurchase plan we announced on June 2, 2026. Moving forward, we will assess market conditions and may execute additional buyback activities from time to time under the existing share repurchase program.”

Financial Highlights for Second Quarter 2026

•
Total revenues were US$182.3 million, an increase of 31.4% year-over-year and an increase of 17.7% quarter-over-quarter.
•
Total net revenues were US$160.7 million, an increase of 32.4% year-over-year and an increase of 17.6% quarter-over-quarter.
•
Net income attributable to ordinary shareholders of UP Fintech was US$39.4 million compared to a net income of US$41.4 million in the same quarter of last year.
•
Non-GAAP net income attributable to ordinary shareholders of UP Fintech was US$42.8 million, compared to a non-GAAP net income of US$44.5 million in the same quarter of last year. A reconciliation of non-GAAP financial metrics to the most comparable GAAP metrics is set forth below.

Operating Highlights for Second Quarter 2026

•
Total account balance increased 16.7% year-over-year to US$60.7 billion.
•
Total margin financing and securities lending balance increased 28.9% year-over-year to US$7.4 billion.
•
Total number of customers with deposit increased 10.3% year-over-year to 1,315.4 thousand.

Selected Operating Data for Second Quarter 2026

	As of and for the three months ended
	June 30,	March 31,	June 30,
	2025	2026	2026
In 000’s
Number of customer accounts	2,579.4	2,696.1	2,740.4
Number of customers with deposits	1,192.7	1,282.8	1,315.4
Number of options and futures contracts traded	22,432.3	23,992.2	26,304.0
In USD millions
Trading volume	284,038.2	323,907.4	345,271.9
Trading volume of stocks	68,184.3	92,160.7	154,491.8
Total account balance	52,056.3	58,880.0	60,728.0

Second Quarter 2026 Financial Results

REVENUES

Total revenues were US$182.3 million, an increase of 31.4% from US$138.7 million in the same quarter of last year.

Commissions were US$78.3 million, an increase of 20.9% from US$64.8 million in the same quarter of last year, due to an increase in trading volume.

Financing service fees were US$3.2 million, an increase of 16.7% from US$2.7 million in the same quarter of last year, primarily due to the increase in margin financing activities of our fully disclosed account customers.

Interest income was US$79.8 million, an increase of 36.0% from US$58.7 million in the same quarter of last year, primarily due to the increase in margin financing and securities lending activities of our consolidated account customers.

Other revenues were US$21.0 million, an increase of 67.6% from US$12.5 million in the same quarter of last year, primarily due to the increase of our wealth management service revenue and exchange revenue.

Interest expense was US$21.5 million, an increase of 24.1% from US$17.3 million in the same quarter of last year, primarily due to the increase in funding for margin financing and securities lending activities.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses were US$103.9 million, an increase of 46.5% from US$71.0 million in the same quarter of last year.

Execution and clearing expenses were US$6.8 million, an increase of 25.3% from US$5.4 million in the same quarter of last year due to an increase in our trading volume.

Employee compensation and benefits expenses were US$50.0 million, an increase of 39.4% from US$35.8 million in the same quarter of last year, primarily due to one-time severance costs recognized as part of the Group’s business line optimization and higher performance-based bonus accruals.

Occupancy, depreciation and amortization expenses were US$2.8 million, a slight increase of 2.5% from US$2.7 million in the same quarter of last year.

Communication and market data expenses were US$16.2 million, an increase of 56.4% from US$10.4 million in the same quarter of last year due to the increase of IT-related service fees.

Marketing and branding expenses were US$18.4 million, an increase of 86.6% from US$9.9 million in the same quarter of last year, primarily due to higher marketing spending this quarter.

General and administrative expenses were US$9.8 million, an increase of 44.6% from US$6.7 million in the same quarter of last year due to an increase in bad debts expense, as the prior-year quarter included reversals of allowance for credit losses upon loan repayments, which reduced expenses in the comparative period.

NET INCOME attributable to ordinary shareholders of UP Fintech

Net income attributable to ordinary shareholders of UP Fintech was US$39.4 million, as compared to a net income of US$41.4 million in the same quarter of last year. Net income per ADS (1 ADS represents 15 Class A ordinary shares) – diluted was US$0.21, as compared to a net income per ADS – diluted of US$0.23 in the same quarter of last year.

Non-GAAP net income attributable to ordinary shareholders of UP Fintech, which excludes share-based compensation was US$42.8 million, as compared to a US$44.5 million in the same quarter of last year. Non-GAAP net income per ADS – diluted was US$0.23 as compared to a non-GAAP net income per ADS – diluted of US$0.24 in the same quarter of last year.

For the second quarter of 2026, the Company’s weighted average number of ADSs used in calculating non-GAAP net income per ADS – diluted was 185,044,751. As of June 30, 2026, the Company had a total of 2,697,680,337 Class A and B ordinary shares outstanding, or the equivalent of 179,845,356 ADSs.

CERTAIN OTHER FINANCIAL ITEMS

As of June 30, 2026, the Company’s cash and cash equivalents, and term deposits were US$544.6 million, compared to US$793.1 million as of December 31, 2025.

Conference Call Information:

UP Fintech’s management will hold an earnings conference call at 8:00 AM on August 26, 2026, U.S. Eastern Time (8:00 PM on August 26, 2026 Singapore/Hong Kong Time).

All participants wishing to attend the call must preregister online before receiving the dial-in number. Preregistration may take a few minutes to complete.

Preregistration Information:

Please note that all participants will need to pre-register for the conference call, using the link:

https://register-conf.media-server.com/register/BI44c088d3c0c0434cb464ee78ca2d6808

It will automatically lead to the registration page of “UP Fintech Holding Limited Second Quarter 2026 Earnings Conference Call”, where details for RSVP are needed.

Upon registering, all participants will be provided a confirmation email with a participant dial-in number and personal PIN to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

Additionally, a live and archived webcast of the conference call will be available at https://ir.itigerup.com

Use of Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech and non-GAAP net loss or income per ADS - diluted as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”). We define non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech as net loss or income attributable to ordinary shareholders of UP Fintech excluding share-based compensation. Non-GAAP net loss or income per ADS - diluted is non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech divided by the weighted average number of diluted ADSs.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech enables our management to assess our operating results without considering the impact of share-based compensation. We also believe that the use of these non-GAAP financial measures facilitates investors' assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expenses that affect our operations. Share-based compensation has been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-GAAP financial measures should not be considered in isolation or construed as alternatives to total operating costs and expenses, net loss or income attributable to ordinary shareholders of UP Fintech or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review these historical non-GAAP financial measures in light of the most directly comparable GAAP measures. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itigerup.com.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “may,” “might,” “aim,” “likely to,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements or expressions. Among other statements, the business outlook and quotations from management in this announcement, the Company’s strategic and operational plans and expectations regarding growth and expansion of its business lines, and the Company’s plans for future financing of its business contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including the earnings conference call. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to effectively implement its growth strategies; trends and competition in global financial markets; changes in inflation and interest rate; technological advancements; changes in the Company’s revenues and certain cost or expense accounting policies and governmental policies and regulations affecting the Company’s industry and general economic conditions in China, Singapore and other countries; regulatory developments and actions in jurisdictions where we operate; changes in geopolitical policies and conditions; rapid developments in the AI, virtual currency and blockchain industries. Further information regarding these and other risks is included in the Company’s filings with the SEC, including the Company’s annual report on Form 20-F filed with the SEC on April 24, 2026. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC.

For investor and media inquiries please contact:

Investor Relations Contact

UP Fintech Holding Limited

Email: ir@itiger.com

UP FINTECH HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in U.S. dollars (“US$”))

	As of December 31,	As of June 30,
	2025	2026
	US$	US$
Assets:
Cash and cash equivalents	791,016,893	542,514,490
Cash-segregated for regulatory purpose	3,401,889,322	4,157,162,385
Term deposits	2,061,474	2,094,139
Receivables from customers (net of allowance of US$5,050,501 and US$6,864,878 as of December 31, 2025 and June 30, 2026)	1,785,416,288	2,185,475,143
Receivables from brokers, dealers, and clearing organizations	2,032,966,861	2,603,101,977
Financial instruments held, at fair value	85,541,628	125,566,197
Prepaid expenses and other current assets	33,956,983	28,766,149
Amounts due from related parties	19,077,760	26,065,540
Total current assets	8,151,927,209	9,670,746,020
Non-current assets:
Right-of-use assets	11,674,596	8,638,254
Property, equipment and intangible assets, net	14,364,025	13,319,562
Crypto assets held	4,339,298	3,759,081
Goodwill	2,492,668	2,492,668
Long-term investments	9,810,822	9,849,211
Equity method investment	10,585,414	10,807,636
Other non-current assets	10,932,109	17,123,076
Deferred tax assets	10,404,896	13,134,609
Total non-current assets	74,603,828	79,124,097
Total assets	8,226,531,037	9,749,870,117
Current liabilities:
Payables to customers	5,095,965,998	6,244,786,431
Payables to brokers, dealers and clearing organizations:	1,903,912,312	2,310,880,836
Accrued expenses and other current liabilities	111,689,582	185,658,308
Lease liabilities-current	6,777,918	6,503,363
Convertible bonds-current	111,178,103	—
Amounts due to related parties	69,935,059	53,117,350
Total current liabilities	7,299,458,972	8,800,946,288
Convertible bonds	51,000,000	53,118,736
Lease liabilities-non-current	4,198,997	1,728,342
Deferred tax liabilities	1,694,325	1,857,550
Total liabilities	7,356,352,294	8,857,650,916
Mezzanine equity
Redeemable non-controlling interest	4,946,478	5,325,623
Total Mezzanine equity	4,946,478	5,325,623
Shareholders’ equity:
Class A ordinary shares	25,802	26,001
Class B ordinary shares	976	976
Additional paid-in capital	634,203,244	642,471,749
Statutory reserve	15,587,049	15,587,049
Retained earnings	208,408,915	221,138,910
Treasury stock	(2,172,819)	(3,191,045)
Accumulated other comprehensive loss	9,454,230	11,112,593
Total UP Fintech shareholders’ equity	865,507,397	887,146,233
Non-controlling interests	(275,132)	(252,655)
Total equity	865,232,265	886,893,578
Total liabilities, mezzanine equity and equity	8,226,531,037	9,749,870,117

UP FINTECH HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(All amounts in U.S. dollars (“US$”), except for number of shares (or ADSs) and per share (or ADS) data)
	For the three months ended			For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2025	2026	2026	2025	2026
	US$	US$	US$	US$	US$
Revenues:
Commissions	64,787,635	67,217,154	78,301,123	123,094,786	145,518,277
Interest related income
Financing service fees	2,734,573	2,442,048	3,192,300	5,295,005	5,634,348
Interest income	58,689,064	64,474,818	79,807,720	112,494,457	144,282,538
Other revenues	12,508,765	20,744,620	20,966,757	20,445,752	41,711,377
Total revenues	138,720,037	154,878,640	182,267,900	261,330,000	337,146,540
Interest expense	(17,338,435)	(18,143,780)	(21,521,975)	(32,380,245)	(39,665,755)
Total Net revenues	121,381,602	136,734,860	160,745,925	228,949,755	297,480,785
Operating costs and expenses:
Execution and clearing	(5,398,645)	(5,042,802)	(6,764,416)	(10,737,562)	(11,807,218)
Employee compensation and benefits	(35,828,599)	(46,824,633)	(49,960,474)	(69,634,407)	(96,785,107)
Occupancy, depreciation and amortization	(2,729,010)	(2,684,990)	(2,797,954)	(4,878,318)	(5,482,944)
Communication and market data	(10,372,284)	(13,600,445)	(16,224,466)	(20,167,153)	(29,824,911)
Marketing and branding	(9,875,699)	(14,007,796)	(18,432,328)	(20,742,747)	(32,440,124)
General and administrative	(6,747,182)	(7,025,613)	(9,758,294)	(11,883,528)	(16,783,907)
Total operating costs and expenses	(70,951,419)	(89,186,279)	(103,937,932)	(138,043,715)	(193,124,211)
Income from operations	50,430,183	47,548,581	56,807,993	90,906,040	104,356,574
Other income (expense):
Others, net	(1,361,336)	(64,096,122)	(2,241,382)	(2,701,400)	(66,337,504)
Income (loss) before income tax	49,068,847	(16,547,541)	54,566,611	88,204,640	38,019,070
Income tax expenses	(7,499,742)	(10,186,323)	(15,061,797)	(16,048,900)	(25,248,120)
Net income (loss)	41,569,105	(26,733,864)	39,504,814	72,155,740	12,770,950
Less: net income attributable to non-controlling interests	12,018	9,616	31,339	23,545	40,955
Accretion of redeemable non-controlling interests to redemption value	(126,481)	(111,189)	(116,503)	(282,464)	(227,692)
Net income (loss) attributable to ordinary shareholders of UP Fintech	41,430,606	(26,854,669)	39,356,972	71,849,731	12,502,303
Other comprehensive income (loss), net of tax:
Changes in cumulative foreign currency translation adjustment	12,021,961	(823,503)	2,474,647	15,848,601	1,651,144
Total Comprehensive income (loss)	53,591,066	(27,557,367)	41,979,461	88,004,341	14,422,094
Less: comprehensive income attributable to non-controlling interests	8,366	5,673	28,063	18,211	33,736
Accretion of redeemable non-controlling interests to redemption value	(126,481)	(111,189)	(116,503)	(282,464)	(227,692)
Total Comprehensive income (loss) attributable to ordinary shareholders of UP Fintech	53,456,219	(27,674,229)	41,834,895	87,703,666	14,160,666
Net income (loss) per ordinary share:
Basic	0.02	(0.01)	0.01	0.03	0.00
Diluted	0.02	(0.01)	0.01	0.03	0.00
Net income (loss) per ADS (1 ADS represents 15 Class A ordinary shares):
Basic	0.24	(0.15)	0.22	0.41	0.07
Diluted	0.23	(0.15)	0.21	0.39	0.07
Weighted average number of ordinary shares used in calculating net income (loss) per ordinary share:
Basic	2,649,852,622	2,669,638,919	2,681,108,869	2,642,453,762	2,675,405,579
Diluted	2,781,223,175	2,669,638,919	2,745,917,801	2,773,017,902	2,701,994,547

Reconciliations of Unaudited Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(All amounts in U.S. dollars (“US$”), except for number of ADSs and per ADS data)

	For the three months ended June 30, 2025			For the three months ended March 31, 2026			For the three months ended June 30, 2026
		non-GAAP			non-GAAP			non-GAAP
	GAAP	Adjustment	non-GAAP	GAAP	Adjustment	non-GAAP	GAAP	Adjustment	non-GAAP
	US$	US$	US$	US$	US$	US$	US$	US$	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Share-based compensation		3,079,636			3,051,971			3,484,681
Net income (loss) attributable to ordinary shareholders of UP Fintech	41,430,606	3,079,636	44,510,242	(26,854,669)	3,051,971	(23,802,698)	39,356,972	3,484,681	42,841,653

Net income (loss) per ADS - diluted	0.23		0.24	(0.15)		(0.13)	0.21		0.23
Weighted average number of ADSs used in calculating diluted net income (loss) per ADS	185,414,878		187,069,605	177,975,928		177,975,928	183,061,187		185,044,751